EXHIBIT 12

LUCENT TECHNOLOGIES INC. AND SUBSIDIARIES
COMPUTATION OF DEFICIENCY OF EARNINGS TO COVER COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENTS
(DOLLARS IN MILLIONS)
(UNAUDITED)

	FOR THE YEAR ENDED SEPTEMBER 30,

	2002	2001	2000	1999	1998
Income (loss) from continuing operations before income taxes and losses from equity investments	$(7,083)	$(19,844)	$2,388	$3,828	$1,466
Less: interest capitalized during the period	4	16	20	20	17
Add: Fixed charges	644	869	667	612	441

Total earnings (loss) to cover fixed charges	$(6,443)	$(18,991)	$3,035	$4,420	$1,890
Fixed charges:
Total interest expense including capitalized interest	$469	$659	$434	$428	$298
Interest portion of rental expenses	175	210	233	184	143

Total fixed charges	$644	$869	$667	$612	$441
Preferred stock dividends and accretion	167	28	—	—	—
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	—	—	4.6	7.2	4.3
Deficiency of earnings to cover combined fixed charges and preferred stock dividend requirements	$7,254	$19,888	—	—	—

Fixed charges consist of interest expense on all indebtedness and that portion of operating lease rental expense that is representative of the interest factor. Preferred stock dividend requirements consist of the amount of pre-tax earnings that is required to pay the dividends on outstanding preferred stock.